EXHIBIT 11.1

COMPUTATION OF EARNINGS PER SHARE
(unaudited)
	Three Months Ended January 31,
	2007 (Restated)	2008
Numerator:
Net (loss)	$(971,360)	$(676,047)
Denominator:
Denominator for basic earnings per share- weighted-average shares	14,262,176	14,316,934
Effect of dilutive securities:
Employee stock options	-	-
Restricted stock	-	-
Warrants	-	-

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,262,176	14,316,934

Basic and diluted (loss) per share:

Basic and diluted (loss) per share	$(0.07)	$(0.05)